SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number 1-34073

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

CAMCO FINANCIAL & SUBSIDIARIES SALARY SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Huntington Bancshares Incorporated

Huntington Center

41 South High Street

Columbus, Ohio 43287

REQUIRED INFORMATION

The following financial statements and supplemental schedules for Camco Financial & Subsidiaries Salary Savings Plan are being filed herewith:

Description

Contents of Financial Statements

Report of Independent Auditors

Statements of Net Assets Available for Benefits

Statement of Changes in Net Assets Available for Benefits

Notes to Financial Statements

Schedule H, Item 4i — Schedule of Assets Held at End of Year

The following exhibits are being filed herewith:

Exhibit No.	Description

23	Consent of Independent Registered Public Accounting Firm

Camco Financial & Subsidiaries Salary Savings Plan

Financial Report

December 31, 2013

Camco Financial & Subsidiaries Salary Savings Plan

Report of Independent Registered Public Accounting Firm

To the Plan Administrator

Camco Financial & Subsidiaries Salary Savings Plan

Columbus, Ohio

We have audited the accompanying statement of net assets available for benefits of Camco Financial & Subsidiaries Salary Savings Plan as of December 31, 2013 and 2012 and the related statement of changes in net assets available for benefits for the years ended December 31, 2013 and 2012. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2013 and 2012 and the changes in net assets available for benefits for the years ended December 31, 2013 and 2012, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held at end of year as of December 31, 2013 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the U.S. Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. This supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Plante & Moran, PLLC

Auburn Hills, Michigan

June 27, 2014

Camco Financial & Subsidiaries Salary Savings Plan

Statement in Net Assets Available for Benefits

	December 31,
	2013	2012
Assets
Cash	$2,902	$2,831

Nonparticipant-directed investments - Employer securities	45,703	15,073

Participant-directed investments:
Common/Collective fund	1,189,847	995,279
Mutual funds	8,665,689	7,252,414
Employer securities	7,426,271	2,334,974

Total investments	17,327,510	10,597,740

Participant notes receivable	300,636	253,248

Net Assets Available for Benefits at Fair Value	17,631,048	10,853,819

Adjustment from Fair Value to Contract Value for Interest in Common Collective Trust Funds Relating to Fully Benefit- responsive Investment Contracts	(6,589)	(18,731)

Net Assets Available for Benefits	$17,624,459	$10,835,088

See Notes to Financial Statements.

Camco Financial & Subsidiaries Salary Savings Plan

Statement of Changes in Net Assets Available for Benefits

Years Ended December 31, 2013 and 2012

	Year Ended December 31,
	2013	2012
Additions
Contributions:
Participant-directed - Employee elective	$547,113	$525,806
Participant-directed - Employer matching	308,936	283,243
Rollovers	43,142	392,051

Total contributions	899,191	1,201,100

Interest and dividends:
Participant-directed investments	284,187	244,369

Net appreciation in fair value of investments:
Nonparticipant-directed employer securities	31,756	7,158
Participant-directed mutual funds	1,421,834	802,196
Participant-directed common/collective fund	7,878	13,408
Participant-directed employer securities	5,466,435	433,313

Net appreciation in fair value of investments:	6,927,903	1,256,075

Total investment income	7,212,090	1,500,444

Interest on participant notes receivable	11,352	11,247

Total additions	8,122,633	2,712,791
Deductions
Benefit payments to participants:
Nonparticipant-directed	1,126	2,387
Participant-directed	1,325,558	1,237,698
Administrative expenses - Participant-directed	6,578	11,760

Total deductions	1,333,262	1,251,845

Net Increase in Net Assets Available for Benefits	6,789,371	1,460,946

Net Assets Available for Benefits - Beginning of year	10,835,088	9,374,142

Net Assets Available for Benefits - End of year	$17,624,459	$10,835,088

See Notes to Financial Statements.

Camco Financial & Subsidiaries Salary Savings Plan

Notes to Financial Statements

December 31, 2013 and 2012

Note 1 - Description of the Plan

The following description of the Camco Financial & Subsidiaries Salary Savings Plan (the “Plan”) is provided for general information only. Participants should refer to the plan document for a more complete description of the Plan’s provisions.

General - The Plan is a defined contribution plan covering all employees of Camco Financial & Subsidiaries (the “Company”). Employees are eligible to participate in the Plan on their first day of employment with the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Contributions - Each year, participants may contribute up to 92 percent of eligible compensation as defined in the plan document, subject to certain limitations established by the Internal Revenue Code (the “IRC”). The Plan also allows any participant who has attained age 50 by the end of the plan year to make catch-up contributions. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. The Company makes a matching contribution equal to 100 percent of 401(k) deferrals made up to the first 3 percent of eligible compensation and 50 percent of 401(k) deferrals from 3.01 percent to 5 percent of eligible compensation. The Company may make an additional employer discretionary contribution. No discretionary contributions were made in 2013 and 2012. Contributions are subject to certain IRC limitations. Also see Note 6.

Participant Accounts - Each participant’s account is credited with the participant’s own contribution and an allocation of the Company’s contributions, plan earnings, and expenses. Allocation of the Company’s contributions, plan earnings, and expenses is based upon participants’ compensation and account balances, respectively. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Forfeited Accounts - Forfeitures of terminated participants’ nonvested employer profit-sharing accounts are used to reduce employer contributions.

Vesting - Participants are immediately vested in their own 401(k) contributions, employer matching contributions made after December 31, 1997, and any qualified plan rollovers, plus actual earnings thereon. Vesting in the remainder of their account is based on years of credited service. A participant vests in 20% of the remainder of the account after two years of credited service and is 100 percent vested after six years of credited service. Also see Note 6.

Camco Financial & Subsidiaries Salary Savings Plan

Notes to Financial Statements

December 31, 2013 and 2012

Payment of Benefits - Upon termination of service due to death, disability, retirement, or other reasons, a participant may elect to receive payment of their vested benefits as a lump-sum payment. In addition, the Plan allows for hardship distributions for payment of expenses for medical care, costs directly related to the purchase of a principal residence, amounts necessary to prevent eviction from your principal residence, and tuition and room and board expenses.

Participant Notes Receivable - The Plan allows participants to borrow money from the Plan, in amounts not to exceed one-half of the participant’s vested account balance. Participants cannot have more than one note receivable from the Plan at any time and initial notes receivable must be for at least $1,000, with a maximum of $50,000, as determined by the Internal Revenue Service (“IRS”). Participant notes receivable are collateralized by the participant’s account balance and bear interest at a market rate. Also see Note 6.

Party-in-interest Transactions - The Plan invests in employer stock as well as certain investment funds managed by the custodian or its affiliates. Charles Schwab Trust Company is the custodian of the Plan and, therefore, these transactions qualify as party-in-interest transactions as defined under ERISA guidelines.

Termination - Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA and its related regulations. In the event of plan termination, participants would become 100 percent vested in their account balance.

Note 2 - Summary of Accounting Policies

Investment Valuation - The Plan’s investments are stated at fair value, except for its benefit-responsive common/collective trust fund investment, which is stated at contract value. Contract value represents investments at cost plus accrued interest income less amounts withdrawn to pay benefits. The fair value of the common/collective trust fund is based on discounting the related cash flows of the underlying guaranteed investment contracts based on current yields of similar instruments with comparable durations. Interest-bearing cash is valued at outstanding balances, which approximate fair value. All other investments are valued based on quoted market prices. See Note 5 for fair value measurements disclosure.

Camco Financial & Subsidiaries Salary Savings Plan

Notes to Financial Statements

December 31, 2013 and 2012

Note 2 - Summary of Accounting Policies (continued)

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date

Participant Notes Receivable - Participant notes receivable are recorded at their unpaid principal balances plus any accrued interest. Participant notes receivable are written off when deemed uncollectible.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Administrative Expenses - Various administrative expenses are paid by the Company on behalf of the Plan. The amounts reported in the financial statements represent administrative expenses paid by the Plan

Benefit Payments - Benefits are recorded when paid.

Risk and Uncertainties - The Plan provides for various investment options including any combination of mutual funds, Camco Financial Corporation common stock, common/collective funds, and other investment securities. The underlying investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for benefits and participants’ individual account balances.

Concentration of Credit Risk - At December 31, 2013 and 2012, approximately 42 percent and 22 percent respectively, of the Plan’s assets were invested in Camco Financial Corporation common stock.

Camco Financial & Subsidiaries Salary Savings Plan

Notes to Financial Statements

December 31, 2013 and 2012

Note 3 - Tax Status

The plan document has been restated for recent law changes. The plan sponsor adopted the restated version of a non-standardized prototype plan document. The IRS has determined and informed the prototype plan sponsor, by a letter dated June 5, 2002, that the Plan and related trust are designed in accordance with applicable sections of the IRC. The Plan has not individually sought its own determination letter.

The plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

In accordance with guidance on accounting for uncertainty in income taxes, management has evaluated the Plan’s position and does not believe the Plan has any uncertain tax positions that require disclosure or adjustment to the financial statements. The plan administrator believes it is no longer subject to tax examinations for year prior to 2010.

Note 4 - Significant Investments

Significant investments at December 31, 2013 and 2012 are listed as follows:

	2013		2012
Mutual funds at fair value:
Vanguard 500 Index Signal Fund	$1,433,123		$1,076,122
Vanguard Morgan Growth Admiral Shares	1,309,982		1,039,025
MFS Value	1,194,640		990,806
Metropolitan West Total Return Bond Fund	1,069,947		1,185,512
Europacific Growth Fund R5	737,792	(1)	742,150
Vanguard Short-term Investment Grade Fund/Admiral	680,427	(1)	686,278

Common collective funds at contract value:
Union Bond & Trust Co. Stable Value Fund	1,183,258		976,548

Common stock
Camco Financial Corporation	7,471,974		2,350,047

(1)	Investment represents less than 5% in the year indicated, but is shown for comparative purposes.

Camco Financial & Subsidiaries Salary Savings Plan

Notes to Financial Statements

December 31, 2013 and 2012

Note 5 - Fair Value

Accounting standards require certain assets and liabilities be reported at fair value on the financial statements and provide a framework for establishing that fair value. The framework for determining fair value is based on a hierarchy that prioritizes the inputs and valuation techniques used to measure fair value.

The following tables present information about the Plan’s assets measured at fair value on a recurring basis at December 31, 2013 and 2012 and the valuation techniques used by the Plan to determine those fair values.

Level 1 – In general, fair values determined by Level 1 inputs use quoted prices in active markets for identical assets that the Plan has the ability to access.

Level 2 – Fair values determined by Level 2 inputs use other inputs that are observable, either directly or indirectly. These Level 2 inputs include quoted prices for similar assets and liabilities in active markets, and other inputs such as interest rates and yield curves that are observable at commonly quoted intervals.

Level 3 — Inputs are unobservable inputs, including inputs that are available in situations where there is little, if any, market activity for the related asset. These Level 3 fair value measurements are based primarily on management’s own estimates using pricing models, discounted cash flow methodologies, or similar techniques taking into account the characteristics of the asset.

In instances where inputs used to measure fair value fall into different levels in the above fair value hierarchy, fair value measurements in their entirety are categorized based on the lowest level input that is significant to the valuation. The Plan’s assessment of the significance of particular inputs to these fair value measurements requires judgment and considers factors specific to each asset.

The Plan’s policy is to recognize transfers between levels of the fair value hierarchy as of the actual date of the event or change in circumstances that caused the transfer. There were no significant transfers between levels of the fair value hierarchy during 2013 or 2012.

Camco Financial & Subsidiaries Salary Savings Plan

Notes to Financial Statements

December 31, 2013 and 2012

Note 5 - Fair Value (Continued)

The following tables set forth by level within the fair value hierarchy a summary of the Plan’s investments measured at fair value on a recurring basis at December 31, 2013 and 2012.

	Fair Value Measurements Using
December 31, 2013	Quoted Prices In Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)	Total
Common stock:
Camco Financial Corp.	$7,471,974	0	0	$7,471,974

Mutual funds:
Growth funds	920,110	0	0	920,110
Index funds	5,576,549	0	0	5,576,549
Fixed income fund	1,069,947	0	0	1,069,947
Balanced fund	418,656	0	0	418,656
Short term investment fund	680,427	0	0	680,427

Common collective trust fund(1)	0	1,189,847	0	1,189,847

Total	$16,137,663	1,189,847	0	$17,327,510

	Fair Value Measurements Using
December 31, 2012	Quoted Prices In Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)	Total
Common stock:
Camco Financial Corp.	$2,350,047	0	0	$2,350,047

Mutual funds:
Growth funds	807,207	0	0	807,207
Index funds	4,231,845	0	0	4,231,845
Fixed income fund	1,185,512	0	0	1,185,512
Balanced fund	341,572	0	0	341,572
Short term investment fund	686,278	0	0	686,278

Common collective trust fund(1)	0	995,279	0	995,279

Total	$9,602,461	995,279	0	$10,597,740

Camco Financial & Subsidiaries Salary Savings Plan

Notes to Financial Statements

December 31, 2013 and 2012

(1)	This class represents investments in an actively managed common collective trust fund that invests primarily in investment contracts, a variety of fixed income investments that may include corporate bonds, both U.S. and non-U.S. municipal securities, and wrapper contracts. Investments are valued at the net asset value per share multiplied by the number of shares held as of the measurement date.

Note 6 – Subsequent Event

On October 10, 2013, Camco Financial Corporation announced that it had signed a definitive agreement to merge with Huntington Bancshares Incorporated (Huntington). The merger subsequently closed on March 1, 2014. Effective in February 28, 2014, the Plan was amended to accelerate the employer vesting to 100% for active participants, to cease employee and employer contributions into the Plan and cease new loans from the Plan. Existing Camco employees who become Huntington employees will become eligible to participate in the Huntington Investment and Tax Savings Plan on March 1, 2014.

Camco Financial & Subsidiaries Salary Savings Plan

Schedule of Assets Held at End of Year

Form 5500, Schedule H, Item 4i

EIN 51-0110823, Plan 002

December 31, 2013

	(a)(b) identity of issuer, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost **	(e) Current value
	Nonparticipant-directed Investments

**	Camco Financial Corporation	Common stock, 6,842 shares	$83,472	$45,703

	Participant-directed Investments

**	Camco Financial Corporation	Common stock, 1,111,717 shares	*	7,426,271

	Charles Schwab Trust Company	Common/collective fund - Union Bond & Trust Co. Stable Value Fund	*	1,183,258
	Charles Schwab Trust Company	Mutual fund - Vanguard 500 Index Signal Fund	*	1,433,123
	Charles Schwab Trust Company	Mutual fund – Vanguard Morgan Growth Admiral Shares	*	1,309,982
	Charles Schwab Trust Company	Mutual fund – MFS Value	*	1,194,640
	Charles Schwab Trust Company	Mutual fund - Metropolitan West Total Return Bond Fund	*	1,069,947
	Charles Schwab Trust Company	Mutual fund - Columbia Acorn Fund Class Z	*	768,426
	Charles Schwab Trust Company	Mutual fund - Europacific Growth Fund R5	*	737,792
	Charles Schwab Trust Company	Mutual fund - Vanguard Short-term Investment Grade Fund/Admiral	*	680,427
	Charles Schwab Trust Company	Mutual fund - Artisan Midcap Value Fund	*	641,935
	Charles Schwab Trust Company	Mutual fund - Vanguard Balanced Index Signal	*	418,656
	Charles Schwab Trust Company	Mutual fund - Vanguard Small Cap Index	*	193,604
	Charles Schwab Trust Company	Mutual Fund - Stephens Small Cap Growth Fund	*	182,318
	Charles Schwab Trust Company	Mutual Fund - Northern Small Cap Value Fund	*	34,839

	** Plan participants	Participant notes receivable bearing interest at 4.25%		300,636

	Total			$17,621,557

*	Cost information not required
**	Denotes party-in-interest

Schedule 1

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CAMCO FINANCIAL & SUBSIDIARIES SALARY SAVINGS PLAN By its Administrator: Huntington Bancshares Incorporated

Date: June 27, 2014	By:	/s/ Howell D. McCullough III
Howell D. McCullough III, Chief Financial Officer